UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Antero Midstream GP LP

(Name of Issuer)

Common Shares Representing Limited Partnership Interests

(Title of Class of Securities)

03675Y 103

(CUSIP Number)

c/o Warburg Pincus & Co.

450 Lexington Avenue

New York, NY 10017

212-878-0600

With a copy to:

Adam D. Larson, P.C.

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

713-836-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 03675Y 103

1	Name of Reporting Persons Warburg Pincus Private Equity VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 18,568,833
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,568,833

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,568,833
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.0% (1)
14	Type of Reporting Person PN

(1)

Based on the 186,209,369 common shares representing limited partnership interests (“Shares”) outstanding according to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 filed by Antero Midstream GP LP (the “Issuer”) with the U.S. Securities and Exchange Commission (the “SEC”) on August 1, 2018 (the “10-Q”).

CUSIP No. 03675Y 103

1	Name of Reporting Persons Warburg Pincus Private Equity X O&G, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 34,834,296
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 34,834,296

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,834,296
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.7% (1)
14	Type of Reporting Person PN

(1)	Based on the 186,209,369 Shares outstanding according to the 10-Q.

CUSIP No. 03675Y 103

1	Name of Reporting Persons Warburg Pincus X, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 35,948,706
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 35,948,706

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,948,706
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 19.3% (1)
14	Type of Reporting Person PN

(1)	Based on the 186,209,369 Shares outstanding according to the 10-Q.

CUSIP No. 03675Y 103

1	Name of Reporting Persons Warburg Pincus X GP L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 35,948,706
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 35,948,706

11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,948,706
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 19.3% (1)
14	Type of Reporting Person PN

(1)	Based on the 186,209,369 Shares outstanding according to the 10-Q.

CUSIP No. 03675Y 103

1	Name of Reporting Persons WPP GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 36,002,529
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,002,529

11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,002,529
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 19.3% (1)
14	Type of Reporting Person OO

(1)	Based on the 186,209,369 Shares outstanding according to the 10-Q.

CUSIP No. 03675Y 103

1	Name of Reporting Persons Warburg Pincus Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 55,109,589
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 55,109,589

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,109,589
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 29.6% (1)
14	Type of Reporting Person PN

(1)	Based on the 186,209,369 Shares outstanding according to the 10-Q.

CUSIP No. 03675Y 103

1	Name of Reporting Persons Warburg Pincus Partners GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 55,109,589
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 55,109,589

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,109,589
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 29.6% (1)
14	Type of Reporting Person PN

(1)	Based on the 186,209,369 Shares outstanding according to the 10-Q.

CUSIP No. 03675Y 103

1	Name of Reporting Persons Warburg Pincus & Co.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 55,109,589
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 55,109,589

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,109,589
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 29.6% (1)
14	Type of Reporting Person PN

(1)	Based on the 186,209,369 Shares outstanding according to the 10-Q.

CUSIP No. 03675Y 103

1	Name of Reporting Persons Warburg Pincus LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 55,109,589
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 55,109,589

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,109,589
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 29.6% (1)
14	Type of Reporting Person OO

(1)	Based on the 186,209,369 Shares outstanding according to the 10-Q.

CUSIP No. 03675Y 103

1	Name of Reporting Persons Charles R. Kaye
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 55,109,589
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 55,109,589

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,109,589
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 29.6% (1)
14	Type of Reporting Person IN

(1)	Based on the 186,209,369 Shares outstanding according to the 10-Q.

CUSIP No. 03675Y 103

1	Name of Reporting Persons Joseph P. Landy
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 55,109,589
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 55,109,589

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,109,589
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 29.6% (1)
14	Type of Reporting Person IN

(1)	Based on the 186,209,369 Shares outstanding according to the 10-Q.

CUSIP No. 03675Y 103

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D relating to the Shares that was filed on May 22, 2017 and amended by Amendment No. 1 on June 13, 2017 (the “Original Schedule 13D” and, together with this Amendment, the “Schedule 13D”) with the SEC by Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII” and, together with its two affiliated partnerships, Warburg Pincus Netherlands Private Equity VIII C.V. I, a limited partnership formed under the laws of the Netherlands (“WP VIII CV I”), and WP-WPVIII Investors, L.P., a Delaware limited partnership (“WP-WPVIII Investors”), collectively, the “WP VIII Funds”); Warburg Pincus Private Equity X O&G, L.P., a Delaware limited partnership (“WP X O&G” and, together with its affiliated partnership, Warburg Pincus X Partners, L.P., a Delaware limited partnership, the “WP X O&G Funds”); Warburg Pincus X, L.P., a Delaware limited partnership (“WP X GP”), which is the general partner of each of the WP X O&G Funds; Warburg Pincus X GP L.P., a Delaware limited partnership (“WP X GP LP”), which is the general partner of WP X GP; WPP GP LLC, a Delaware limited liability company (“WPP GP”), which is the general partner of WP X GP LP and WP-WPVIII Investors GP L.P., a Delaware limited partnership (“WP-WPVIII GP”), which is the general partner of WP-WPVIII Investors; Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), which is (i) the managing member of WPP GP, and (ii) the general partner of WP VIII and WP VIII CV I; Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP Partners GP”), which is the general partner of WP Partners; Warburg Pincus & Co., a New York general partnership (“WP”), which is the managing member of WP Partners GP; Warburg Pincus LLC, a New York limited liability company (“WP LLC”), which is the manager of each of the WP VIII Funds and the WP X O&G Funds; and Charles R. Kaye and Joseph P. Landy, who are the Managing General Partners of WP and the Managing Members and Co-Chief Executive Officers of WP LLC and may be deemed to control the Warburg Pincus Entities (as defined below). Each of the WP VIII Funds, the WP X O&G Funds, WP X GP, WP X GP LP, WPP GP, WP Partners, WP Partners GP, WP and WP LLC are collectively referred to herein as the “Warburg Pincus Entities” and, together with Charles R. Kaye and Joseph P. Landy, the “Reporting Persons.” Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D.

Item 2. Identity and Background

Schedule A attached hereto, which amends the Schedule A included in the Original Schedule 13D, sets forth lists of all directors/managers and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each Reporting Person.

Item 4. Purpose of Transaction.

This Item 4 shall be deemed to amend and restate Item 4 to the Original Schedule 13D in its entirety:

The following describes plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)

Simplification Agreement

On October 9, 2018, the Issuer and Antero Midstream Partners LP, a Delaware limited partnership (“Antero Midstream”), announced that they had entered into a Simplification Agreement (the “Simplification Agreement”), dated as of October 9, 2018, by and among AMGP GP LLC, a Delaware limited liability company and the general partner of the Issuer (“AMGP GP”), the Issuer, Antero IDR Holdings LLC, a Delaware limited liability company and subsidiary of the Issuer (“IDR Holdings”), Arkrose Midstream Preferred Co LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“Preferred Co”), Arkrose Midstream Newco Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“NewCo”), Arkrose Midstream Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of NewCo (“Merger Sub”), Antero Midstream Partners GP LLC (“AMP GP”), a Delaware limited liability company and the general partner of the Issuer, and Antero Midstream (collectively, the “Parties”).

Pursuant to the Simplification Agreement, the Parties will, on the terms and subject to the satisfaction of certain conditions contained therein, consummate a series of transactions pursuant to which: (1) AMP GP will execute and deliver an amendment (the “Antero Midstream Partnership Agreement Amendment”) to the Agreement of Limited Partnership of Antero Midstream, dated as of November 10, 2014, as amended by Amendment No. 1, dated as of February 23, 2016, and Amendment No. 2, dated as of December 20, 2017 (the “Antero Midstream Partnership Agreement”), pursuant to which, among other things, (i) the “General Partner” as defined in the Antero Midstream

CUSIP No. 03675Y 103

Partnership Agreement shall be permitted to have certain indebtedness, which is intended to permit the GP Merger (as defined below), and (ii) the provisions of the Antero Midstream Partnership Agreement relating to the allocation of gross income relating to distributions paid pursuant to the Simplification Agreement will be modified; (2) at the election of AMP GP, AMP GP will merge with and into the Issuer with the Issuer surviving such merger as the general partner of Antero Midstream (the “GP Merger”); (3) the Issuer will be converted from a limited partnership to a corporation under the laws of the State of Delaware, to be named Antero Midstream Corporation (hereinafter referred to as “New AM”) pursuant to and in accordance with the plan of conversion set forth in the Simplification Agreement (the “Plan of Conversion,” and such conversion, the “Conversion”), each shareholder of the Issuer will receive an equivalent number of shares of New AM Common Stock (as defined below) and a certificate of incorporation of New AM will be adopted and filed with the Delaware Secretary of State and bylaws of New AM will be adopted substantially in the forms attached as exhibits to the Simplification Agreement (the “New AM Organizational Documents”); (4) (i) New AM will (A) contribute up to $120.00 (and in no event less than $100.00) of cash to Preferred Co and (B) issue up to 12,000 shares (and in no event less than 10,000 shares) of Series A Non-Voting Perpetual Preferred Stock, par value $0.01, of New AM (the “New AM Preferred Stock”), to Preferred Co for consideration of $0.01 per share, the terms of which shall be set forth in the Certificate of Designations substantially in the form attached as an exhibit to the Simplification Agreement (the “Certificate of Designations”), and (ii) Preferred Co will transfer such New AM Preferred Stock to The Antero Foundation, a charitable organization, for no consideration (the “Preferred Stock Issuance”); (5) New AM will contribute and assign to NewCo such number of shares of common stock of New AM, par value $0.01 (the “New AM Common Stock”), that is necessary for purposes of effecting the exchange of Series B Units (as defined below) described below (the “Series B Exchange”), together with an additional number of shares of New AM Common Stock necessary to pay the stock portion of the merger consideration as further described below; and (6) Merger Sub will be merged with and into Antero Midstream, with Antero Midstream surviving such merger as a wholly owned subsidiary of NewCo (the “Merger”).

Also on October 9, 2018, pursuant to the Simplification Agreement, the Issuer, in its capacity as the managing member of IDR Holdings, and certain members of management holding a majority of the Series B Units representing limited liability company interests of IDR Holdings (the “Series B Units” and the holders of such Series B Units, the “Series B Holders”), entered into Amendment No. 2 (the “IDR Holdings LLCA Amendment”) to the Limited Liability Company Agreement of IDR Holdings, dated as of December 31, 2016, as amended on May 9, 2018, and as may be further amended. In connection with the Transactions, all of the issued and outstanding Series B Units will be exchanged for an aggregate 17.35 million shares of New AM Common Stock. New AM will enter into a registration rights agreement substantially in the form attached as an exhibit to the IDR Holdings LLCA Amendment (the “Registration Rights Agreement”) with Antero Resources, a Delaware corporation (“Antero Resources”), certain members of management, certain funds affiliated with Warburg Pincus LLC and Yorktown Partners LLC and the Series B Holders (collectively, the “Holders”), to register the resale of the New AM Common Stock issued to the Holders in the Conversion, the Merger and the Series B Exchange, as applicable, under certain circumstances. The transactions contemplated by the Simplification Agreement are collectively referred to herein as the “Transactions.”

The foregoing description of the Simplification Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Simplification Agreement, a copy of which is filed as Exhibit 99.2 hereto and is incorporated by reference in its entirety to this Item 4.

Voting Agreement

On October 9, 2018, concurrently with the execution of the Simplification Agreement, Antero Midstream and the shareholders of the Issuer named in Schedule I thereto (the “Voting Agreement Shareholders”) entered into a Voting Agreement (the “AMLP Voting Agreement”), pursuant to which, subject to the terms and conditions therein, the Voting Agreement Shareholders have agreed to vote (or cause to be voted) all of the Shares beneficially owned by them (the “Covered Shares”) approving the AMGP Shareholder Proposals, and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Simplification Agreement. In addition, the Voting Agreement Shareholders have agreed to vote against the approval or adoption of any action, agreement, transaction or proposal that is intended to or would reasonably be expected to (1) result in a breach of any obligation of the Issuer contained in the Simplification Agreement or (2) to impede, delay, postpone, discourage, frustrate the purposes of or adversely affect any of the Transactions or any action contemplated by the Simplification Agreement.

CUSIP No. 03675Y 103

If, without the prior consent of the Voting Agreement Shareholders, any provisions of the Simplification Agreement described in the next sentence are amended or waived, the obligations of the Voting Agreement Shareholders under the AMLP Voting Agreement shall terminate and the Voting Agreement Shareholders will be deemed to vote against all proposals at the AMLP Unitholder Meeting (as defined in the AMLP Voting Agreement). This termination provision applies only to any such Simplification Agreement amendment or waiver that (i) extends the Termination Date, (ii) adversely impacts the merger consideration to be received by the Voting Agreement Shareholders or the number or value of the Shares held by the Voting Agreement Shareholders upon consummation of the Transactions, or (iii) otherwise has a material adverse effect on the interests of the Voting Agreement Shareholders in the Transactions. As of October 9, 2018, the Reporting Persons collectively owned 55,109,589 Shares, representing approximately 29.6% of the total Shares issued and outstanding. The approval of the Simplification Agreement requires the affirmative vote or consent of holders of a majority of the outstanding Shares and the affirmative vote or consent of unaffiliated holders of Shares that hold a majority of the outstanding Shares.

The foregoing description of the AMLP Voting Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual AMLP Voting Agreement, a copy of which is filed as Exhibit 99.3 hereto and is incorporated by reference in its entirety to this Item 4.

(b)	The information set forth in Item 4(a) is incorporated by reference into this Item 4(b).

(c)	The information set forth in Item 4(a) is incorporated by reference into this Item 4(c).

(d)	The information set forth in Item 4(a) is incorporated by reference into this Item 4(d).

(e)	The information set forth in Item 4(a) is incorporated by reference into this Item 4(e).

(f)	The information set forth in Item 4(a) is incorporated by reference into this Item 4(f)

(g)	The information set forth in Item 4(a) is incorporated by reference into this Item 4(g).

(h)	The information set forth in Item 4(a) is incorporated by reference into this Item 4(h).

(i)	The information set forth in Item 4(a) is incorporated by reference into this Item 4(i).

(j)	The information set forth in Item 4(a) is incorporated by reference into this Item 4(j).

Except as described in this Item 4, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D. The Reporting Persons reserve the right to formulate other plans or make proposals which relate to or would result in a transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D with respect to the Issuer, and take action in connection therewith, including a disposition of all or a portion of their investment in the Issuer. The Reporting Persons may, at any time, reconsider and change their plans or proposals relating to the foregoing with respect to the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Amendment is hereby incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is supplemented as follows:

Exhibit 99.2	Simplification Agreement, dated as of October 9, 2018, by and among AMGP GP LLC, Antero Midstream GP LP, Antero IDR Holdings LLC, Arkrose Midstream Preferred Co LLC, Arkrose Midstream NewCo Inc., Arkrose Midstream Merger Sub LLC, Antero Midstream Partners GP LLC and Antero Midstream Partners LP (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K (Commission File No. 001-38075) filed on October 10, 2018).

CUSIP No. 03675Y 103

Exhibit 99.3	Voting Agreement, dated as of October 9, 2018, by and between Antero Midstream GP LP and the shareholders named on Schedule I thereto stockholders (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-38075) filed on October 10, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

By:	Warburg Pincus Partners, L.P., its general partner
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss	Date: October 16, 2018
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PRIVATE EQUITY X O&G, L.P.

By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X GP L.P., its general partner
By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss	Date: October 16, 2018
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X, L.P.

By:	Warburg Pincus X GP L.P., its general partner
By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss	Date: October 16, 2018
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X GP L.P.

By:	WPP GP LLC, its general partner
By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss	Date: October 16, 2018
Name: Robert B. Knauss
Title: Partner

WPP GP LLC

By:	Warburg Pincus Partners, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss	Date: October 16, 2018
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS, L.P.

By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss	Date: October 16, 2018
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS GP LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss	Date: October 16, 2018
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss	Date: October 16, 2018
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss	Date: October 16, 2018
Name: Robert B. Knauss
Title: Managing Director

CHARLES R. KAYE

By:	/s/ Charles R. Kaye	Date: October 16, 2018
Name: Charles R. Kaye
Title: Robert B. Knauss, Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Joseph P. Landy	Date: October 16, 2018
Name: Joseph P. Landy
Title: Robert B. Knauss, Attorney-in-Fact*

*

The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the SEC on July 12, 2016 as an exhibit to a beneficial ownership report on Schedule 13D filed by Warburg Pincus LLC with respect to WEX, Inc. and is hereby incorporated by reference.

SCHEDULE A

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”). Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Gregory C. Baecher	Partner of WP; Member and Managing Director of WP LLC

Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC

Damon Beyer	Partner of WP; Member and Managing Director of WP LLC

Anthony Robert Buonanno	Partner of WP; Member and Managing Director of WP LLC

Thomas Carella	Partner of WP; Member and Managing Director of WP LLC

Mark M. Colodny	Partner of WP; Member and Managing Director of WP LLC

Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC

Peter Deming	Partner of WP; Member and Managing Director of WP LLC

Joseph Gagnon	Partner of WP; Member and Managing Director of WP LLC

Timothy F. Geithner	Partner of WP; Member, Managing Director and President of WP LLC

Stephanie Geveda	Partner of WP; Member and Managing Director of WP LLC

Steven G. Glenn	Partner of WP; Member and Managing Director of WP LLC

Jeffrey Goldfaden	Partner of WP; Member and Managing Director of WP LLC

David Habachy	Partner of WP; Member and Managing Director of WP LLC

William Blake Holden	Partner of WP; Member and Managing Director of WP LLC

Edward Y. Huang	Partner of WP; Member and Managing Director of WP LLC

In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC

Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC

Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-Chief Executive Officer of WP LLC

Robert B. Knauss	Partner of WP; Member and Managing Director of WP LLC

David B. Krieger	Partner of WP; Member and Managing Director of WP LLC

Amr Kronfol	Partner of WP; Member and Managing Director of WP LLC

Rajveer Kushwaha	Partner of WP; Member and Managing Director of WP LLC

Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-Chief Executive Officer of WP LLC

James Levy	Partner of WP; Member and Managing Director of WP LLC

Frank Marinaro	Partner of WP; Member and Managing Director of WP LLC

Harsha Marti	Partner of WP; Member and Managing Director of WP LLC

Michael Martin	Partner of WP; Member and Managing Director of WP LLC

Vishnu Menon	Partner of WP; Member and Managing Director of WP LLC

James Neary	Partner of WP; Member and Managing Director of WP LLC

Andrew Park	Partner of WP; Member and Managing Director of WP LLC

Jeffrey Perlman	Partner of WP; Member and Managing Director of WP LLC

Chandler Reedy	Partner of WP; Member and Managing Director of WP LLC

Annette Rodriguez-Ferrer	Partner of WP; Member and Managing Director of WP LLC

John Rowan	Partner of WP; Member and Managing Director of WP LLC

Justin L. Sadrian	Partner of WP; Member and Managing Director of WP LLC

Adarsh Sarma	Partner of WP; Member and Managing Director of WP LLC

John W. Shearburn	Partner of WP; Member and Managing Director of WP LLC

Ashutosh Somani	Partner of WP; Member and Managing Director of WP LLC

David Sreter	Partner of WP; Member and Managing Director of WP LLC

Jeffrey Stein	Partner of WP; Member and Managing Director of WP LLC

Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC

James W. Wilson	Partner of WP; Member and Managing Director of WP LLC

Daniel Zamlong	Partner of WP; Member and Managing Director of WP LLC

Daniel Zilberman	Partner of WP; Member and Managing Director of WP LLC

WP & Co. Partners, L.P.*

Warburg Pincus Principal Partnership, L.P.**

*	New York limited partnership; primary activity is ownership interest in WP
**	Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Saurabh Agarwal (1)	Member and Managing Director of WP LLC

Jonas Agesand (2)	Member and Managing Director of WP LLC

Gregory C. Baecher	Member and Managing Director of WP LLC; Partner of WP

Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP

Damon Beyer	Member and Managing Director of WP LLC; Partner of WP

Peder Bratt (3)	Member and Managing Director of WP LLC

Anthony Robert Buonanno	Member and Managing Director of WP LLC; Partner of WP

Thomas Carella	Member and Managing Director of WP LLC; Partner of WP

Michael Chen (4)	Member and Managing Director of WP LLC

Julian Cheng (5)	Member and Managing Director of WP LLC

Mark M. Colodny	Member and Managing Director of WP LLC; Partner of WP

Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP

Peter Deming	Member and Managing Director of WP LLC; Partner of WP

Yi Ding (4)	Member and Managing Director of WP LLC

Simon Eyers (6)	Managing Director of WP LLC

Min Fang (4)	Member and Managing Director of WP LLC

Max Fowinkel (3)	Member and Managing Director of WP LLC

Joseph Gagnon	Member and Managing Director of WP LLC; Partner of WP

Timothy F. Geithner	Member, Managing Director and President of WP LLC; Partner of WP

Stephanie Geveda	Member and Managing Director of WP LLC; Partner of WP

Steven G. Glenn	Member and Managing Director of WP LLC; Partner of WP

Jeffrey G. Goldfaden	Member and Managing Director of WP LLC; Partner of WP

David Habachy	Member and Managing Director of WP LLC; Partner of WP

William Blake Holden	Member and Managing Director of WP LLC; Partner of WP

Edward Y. Huang	Member and Managing Director of WP LLC; Partner of WP

In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP

Faisal Jamil (6)	Member and Managing Director of WP LLC

Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP

Charles R. Kaye	Managing Member and Co-Chief Executive Officer of WP LLC; Managing General Partner of WP

Robert B. Knauss	Member and Managing Director of WP LLC; Partner of WP

David B. Krieger	Member and Managing Director of WP LLC; Partner of WP

Amr Kronfol	Member and Managing Director of WP LLC; Partner of WP

Rajveer Kushwaha	Member and Managing Director of WP LLC; Partner of WP

Joseph P. Landy	Managing Member and Co-Chief Executive Officer of WP LLC; Managing General Partner of WP

James Levy	Member and Managing Director of WP LLC; Partner of WP

Vishal Mahadevia	Member and Managing Director of WP LLC

Frank Marinaro	Member and Managing Director of WP LLC; Partner of WP

Harsha Marti	Member and Managing Director of WP LLC; Partner of WP

Michael Martin	Member and Managing Director of WP LLC; Partner of WP

Vishnu Menon	Member and Managing Director of WP LLC; Partner of WP

Piero Minardi (7)	Member and Managing Director of WP LLC

James Neary	Member and Managing Director of WP LLC; Partner of WP

Hoi Ying Ng (5)	Member and Managing Director of WP LLC

René Obermann (3)	Member and Managing Director of WP LLC

Narendra Ostawal (1)	Member and Managing Director of WP LLC

Andrew Park	Member and Managing Director of WP LLC; Partner of WP

Jeffrey Perlman	Member and Managing Director of WP LLC; Partner of WP

Chandler Reedy	Member and Managing Director of WP LLC; Partner of WP

David Reis (3)	Member and Managing Director of WP LLC

Annette Rodriguez-Ferrer	Member and Managing Director of WP LLC; Partner of WP

John Rowan	Member and Managing Director of WP LLC; Partner of WP

Justin L. Sadrian	Member and Managing Director of WP LLC; Partner of WP

Anish Saraf (1)	Member and Managing Director of WP LLC

Adarsh Sarma	Member and Managing Director of WP LLC; Partner of WP

Viraj Sawhney (1)	Member and Managing Director of WP LLC

John W. Shearburn	Member and Managing Director of WP LLC; Partner of WP

Ashutosh Somani	Member and Managing Director of WP LLC; Partner of WP

David Sreter	Member and Managing Director of WP LLC; Partner of WP

Jeffrey Stein	Member and Managing Director of WP LLC; Partner of WP

Biddanda N. Thimmaya (1)	Member and Managing Director of WP LLC

Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP

Somit Varma (1)	Member and Managing Director of WP LLC

Zhen Wei (5)	Member and Managing Director of WP LLC

James W. Wilson	Member and Managing Director of WP LLC; Partner of WP

Bo Xu (4)	Member and Managing Director of WP LLC

Daniel Zamlong	Member and Managing Director of WP LLC; Partner of WP

Qiqi Zhang (4)	Member and Managing Director of WP LLC

Langlang Zhou (4)	Member and Managing Director of WP LLC

Daniel Zilberman	Member and Managing Director of WP LLC; Partner of WP

(1)	Citizen of India
(2)	Citizen of Sweden
(3)	Citizen of Germany
(4)	Citizen of China
(5)	Citizen of Hong Kong
(6)	Citizen of United Kingdom
(7)	Citizen of Italy

As of October 1, 2018